                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                                 iBasis, Inc.
                                 ------------
                               (Name of Issuer)


                        Common Stock, $0.001 Par Value
                        ------------------------------
                        (Title of Class of Securities)


                                   450732102
                         -----------------------------
                                (CUSIP Number)

                               James J. Maiwurm
                       Squire, Sanders & Dempsey L.L.P.
                          8000 Towers Crescent Drive
                                  14th Floor
                         Tysons Corner, VA 22182-2700
                                (703) 720-7800

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 21, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S) 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 450732102
---------------------------------------------------------------------------------------------
1.   Names of Reporting Person(s):  Daniel J. Price
     I.R.S. Identification Nos. of above persons (entities only).



-----------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)          (a)  [ ]
                                                                                  (b)  [X]
-----------------------------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

                       00
           ---------------------------
-----------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]
-----------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          United States
-----------------------------------------------------------------------------------------------
                                             7.  Sole Voting Power:        853,373
                                                                      --------------------
      Number of Shares                       8.  Shared Voting Power:         -0-
        Beneficially                                                  --------------------
          Owned by                           9.  Sole Dispositive Power:    853,373
       Each Reporting                                                    -----------------
        Person With:                        10.  Shared Dispositive Power:    -0-
                                                                           ---------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

            853,373
     ---------------------
-----------------------------------------------------------------------------------------------
12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  [X]

-----------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       1.88%
    -----------
-----------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN

-----------------------------------------------------------------------------------------------





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

CUSIP No. 450732102
-----------------------------------------------------------------------------------------------
1.   Names of Reporting Person(s):  Timothy M. Price
        I.R.S. Identification Nos. of above persons (entities only).


-----------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  [ ]
                                                                          (b)  [X]
-----------------------------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

           00
     --------------
-----------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)  [   ]
-----------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          United States
-----------------------------------------------------------------------------------------------
                                             7.  Sole Voting Power:        1,262,373
                                                                      --------------------
      Number of Shares                       8.  Shared Voting Power:         -0-
        Beneficially                                                  --------------------
          Owned by                           9.  Sole Dispositive Power:   1,262,373
       Each Reporting                                                    -----------------
        Person With:                        10.  Shared Dispositive Power:    -0-
                                                                           ---------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

            1,262,373
         --------------
-----------------------------------------------------------------------------------------------
12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)  [X]

-----------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
       2.79%
     --------
-----------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN


-----------------------------------------------------------------------------------------------

ITEM 1.  Security and Issuer
         -------------------

          This Amendment No. 2 to Schedule 13D, which was filed with the Commission on May 30, 2001, and amended on November 13, 2001, relates to the common stock, $0.001 par value ("Issuer Common Stock"), of iBasis, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 20 Second Avenue, Burlington, MA 01803.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

          Item 5 is hereby amended as follows:

          (a) Daniel J. Price owns 853,373 shares and Timothy M. Price owns 1,262,373 shares, or an aggregate of 2,115,746 shares of Issuer Common Stock. Based on the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001, the Issuer has outstanding 45,265,034 shares of Issuer Common Stock. Accordingly, Daniel J. Price owns approximately 1.88% and Timothy
M. Price owns approximately 2.79%, or an aggregate of 4.67%, of the outstanding Issuer Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock owned by the other Reporting Person.

          (b) Each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of his shares of Issuer Common Stock.

          (c) During the 60 days prior to November 26, 2001, the Reporting Persons effected the following transactions in the Issuer Common Stock in open market transactions through brokers. The "transaction date" shown is the date of the order, not the date of settlement.



Daniel J. Price:                                         Timothy M. Price:
   Transaction        Shares         Avg.                    Transaction         Shares         Avg.
      Date             Sold          Price                      Date              Sold          Price
-----------------  ------------  -------------           -------------------  ------------  -------------
   11/02/2001            15,000       $   0.73
   11/06/2001            17,000       $   0.68
   11/07/2001            50,000       $  0.675
   11/08/2001           100,000       $    0.7
   11/09/2001           200,000       $    0.7
   11/12/2001            38,500       $   0.71                 11/12/2001        11,500       $  0.705
   11/13/2001            37,500       $  0.705                 11/13/2001        37,500       $  0.705
   11/14/2001            25,000       $   0.71                 11/14/2001        25,000       $   0.71
   11/15/2001            50,000       $    0.7                 11/15/2001        50,000       $    0.7
   11/16/2001           150,000       $   0.78                 11/16/2001       150,000       $   0.78
   11/19/2001           100,000       $  0.975                 11/19/2001       100,000       $  0.975
   11/19/2001             2,500       $    1.1                 11/19/2001         2,500       $    1.1
   11/20/2001            28,000       $1.10375                 11/20/2001        28,000       $1.10375
   11/21/2001            27,000       $   1.04                 11/21/2001        27,000       $   1.04
   11/23/2001            15,000       $   1.03                 11/23/2001        15,000       $   1.03

          (d) Not Applicable

          (e) On November 21, 2001, the Reporting Persons, if assumed to be a "group" (which they disclaim), ceased to be the beneficial owners of more than five percent of the outstanding Issuer Common Stock.

                                   Signature
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  November 26, 2001

                                           /s/ Daniel J. Price
                                           -------------------
                                           Daniel J. Price



                                           /s/ Timothy M. Price
                                           --------------------
                                           Timothy M. Price